Exhibit (a)(17)

CORPORATE OFFICE P.O. Box 49330 Bentall Station Suite 1600-1055 Dunsmuir St. Vancouver, British Columbia Canada V7X 1P1	TEL (604) 682-7082 FAX (604) 682-7092 www.placerdome.com

To the Placer Dome team:

I am pleased to report back to you after returning from two weeks of meetings with more than 120 of our institutional shareholders and industry analysts around the world. Rob Franklin, Chairman of the Board of Placer Dome, and Greg Martin, Director of Investor Relations, joined me at these meetings in Canada, the United States and the United Kingdom.

We took the opportunity to emphasize the reasons behind our Board's recommendation to reject the Barrick offer. Our presentation focused on our views on three main issues:

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  The Barrick offer is inadequate relative to the fundamental value of our company;

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  Barrick's offer is opportunistic in its timing, and is disadvantageous to our shareholders given it does not offer an adequate premium to Placer Dome's trading price, and

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  There are risks and uncertainties surrounding Barrick shares, which we feel are critical for our shareholders to understand prior to making a decision about the Barrick offer.

We received strong support from our shareholders who recognize the quality of our assets and our people, the value of the development projects in our portfolio, and the strategic importance of Placer Dome within the context of the future of the gold industry. This is most clearly demonstrated by the fact that our share price has been consistently trading above the implied value of the Barrick offer, which now stands at approximately 9% or US$2.00 per share.

What's Next?

We are continuing to evaluate a range of strategic alternatives that may enhance shareholder value. We have initiated contact with and been approached by a number of third parties who have expressed interest in considering alternative transactions.

Our external financial and legal advisors, together with management, had a chance to update our Board of Directors and the Special Committee earlier this week. We also held a teleconference call with our Executive Country Managers and Mine General Managers earlier today. I will continue to share information with you on as timely and as candid a basis as possible, and I also encourage you to speak with your manager if you have further questions.

As I've stated before, it is critical that each of us stays focused on continuing our work safely throughout this process. Thank you for your patience and continued commitment to Placer Dome during this process.

Peter Tomsett
President and Chief Executive Officer

Note to Security Holders: In response to the exchange offer by Barrick Gold Corporation, Placer Dome has filed in Canada and the U.S. and has mailed to its shareholders a Directors' Circular dated November 23, 2005, and has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, which includes the Directors' Circular as an exhibit thereto. These documents set forth the full response of the Board of Directors of Placer Dome to the Barrick Offer. Securityholders are urged to read the Directors' Circular, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 (including amendments and supplements thereto and the other documents filed as exhibits thereto), because they contain important information. Security holders may obtain a copy of the Directors' Circular as well as any other documents filed by Placer Dome in connection with the exchange offer by Barrick, free of charge at the SEC's website at www.sec.gov, from Placer Dome at www.placerdome.com, or by contacting Georgeson Shareholder, the information agent retained by Placer Dome, at 1-866-245-2999.